[redacted]

09040192

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 South Myrtle Avenue, Suite 401
(No. and Street)

Clearwater (City) Florida (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt Feshbach (727) 298-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brimmer, Burek & Keelan LLP
(Name – *if individual, state last, first, middle name*)

5601 Mariner Street, Suite 200 (Address) Tampa (City) Florida (State) 33609 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt Feshbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Florida County of Pinellas

SHELLY M. FOX
Notary Public - State of Florida
My Commission Expires Nov 11, 2011
Commission # DD 710673
Bonded Through National Notary Assn.

Signature

President

Title

Notary Public, Shelly M. Fox

Produced identification: FL Driver License and personally appeared February 27, 2009.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Falcon Research, Inc.
Table of Contents
December 31, 2008

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA

A Firm Registered
with PCAOB

Members of:
Center for
Public Company
Audit Firms

American Institute of
Certified Public Accountants

Florida Institute of Certified
Public Accountants

Independent Auditors' Report

To the Board of Directors,
Falcon Research, Inc.:

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRIMMER, BUREK & KEELAN LLP

Brimmer, Burek + Keelan LLP

Certified Public Accountants

February 27, 2009

Falcon Research, Inc.
Statement of Financial Condition
December 31, 2008

Assets	**2008**
Current assets	
Cash	$ 652
Receivable from clearing organization	73,597
Marketable securities	1,783
Prepaid expenses	11,892
Total current assets	87,924
Deposit with clearing organization	96,673
Furniture and equipment - net	7,830
	104,503
	$ 192,427
Liabilities and Stockholders' Equity	
Current liabilities	
Accounts payable	77,723
Accrued expenses	21,650
Total current liabilities	99,373
Commitments and contingent liabilities	
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized, 83,113 shares issued and outstanding	261,139
Other comprehensive income	(9,547)
Additional paid-in capital	249,570
Accumulated deficit	(408,108)
Total stockholders' equity	93,054
	$ 192,427

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenues	**2008**
Commissions	$ 389,172
Net dealer inventory and investment losses	(1,148)
Other income	126,065
Total revenue	514,089
Expenses	
Employee compensation and benefits	199,781
Commissions, clearing fees and floor brokerage	75,251
Professional fees	145,248
Occupancy & equipment rental	69,979
Interest expense	1,647
Other operating expenses	170,462
Total expenses	662,368
Net loss	(148,279)
Other comprehensive loss	(7,478)
Comprehensive loss	(155,757)

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Paid-In Capital	Comprehensive Loss	Accumulated Deficit	Total
December 31, 2007	261,139	$ 130,300	$ (2,069)	$ (259,829)	$ 129,541
Change in goss unrealized gains (losses)			(7,478)		(7,478)
Capital contributions	-	119,270	-	-	119,270
Net loss	-	-	-	(148,279)	(148,279)
December 31, 2008	$ 261,139	$ 249,570	$ (9,547)	$ (408,108)	$ 93,054

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

	2008
Cash flows from operating activities	
Net income (loss)	$ (155,757)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	4,740
Related party bad debt expense	17,171
(Increase) decrease in:	
Deposit with clearing organization	(455)
Receivable from broker and dealer	(36,597)
Marketable securities, at market value	9,647
Prepaid expenses	(11,892)
(Decrease) increase in:	
Accounts payable	52,581
Accrued expense	4,461
Net cash used in operating activities	(116,101)
Cash flows from investing activities	
Purchase of furniture & equipment	(3,856)
Net cash used in investing activities	(3,856)
Cash flows from financing activities	
Proceeds from capital contributions	119,270
Net cash provided by financing activities	119,270
Net change in cash	(687)
Cash	
Beginning of year	1,339
End of year	$ 652
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 1,647
Franchise tax	$ 800

Note 1 - Summary of Significant Accounting Policies

Organization:

Stockbridge Partners, Inc. was incorporated in the State of California on November 8, 1983. On April 15, 1996 the company was incorporated in the State of California under the name of Feshback Brother Investor Services, Inc. In July 10, 2001, the company changed its name to Falcon Research, Inc (the "Company"). In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction to Clearwater, Florida. The move occurred in January 2005. In order to register the Company to conduct business in the state of Florida, the Company was required to register a new corporation name, Falcon Research of Tampa Bay, Inc., and then file to operate in Florida under the name Falcon Research, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer. The Company primarily earns commissions through the sale of equities

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

On September 7, 2007, the FINRA granted the membership application of the Company with regard to the Membership Agreement Change reducing the minimum net capital requirement from $100,000 to $5,000.

Principal Business Activity:

The Company primarily earns commissions through the sale of equities and fees through the sale of research. The Company also provides investment banking services by engagement and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers' securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer in unable to fulfill its contractual obligations. At December 31, 2008 the Company did not incur any financial loss related to these obligations. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Receivables for research are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar

regulations, although a provision exists for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800. This amount is included in other operating expenses.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Fixed Assets:

Furniture and equipment are stated at cost. Depreciation charges with respect to furniture and equipment have been made by the Company on the straight-line method over the estimated useful lives of the assets; 5 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to revenues as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in property and equipment.

For furniture and equipment not fully depreciated, which is retired or sold, the cost of the asset is credited to the respective asset account, and the related accumulated depreciation is charged to the accumulated depreciation account. The gain or loss from sale or retirement of furniture and equipment is reflected in the statements of operations. There is no gain or loss from the sale or retirement of furniture and equipment for 2008.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the future discounted cash flows compared to the carrying amount of the asset.

Fair Value of Financial Instruments

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the financial statements approximate the fair value for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses.

Other Income:

Other income includes interest, dividend, and rent income earned from subleasing a portion of the Company's office space in Florida. Rent received from Addition Help Services, a related party, total $26,400.

Note 2 - Deposits with Clearing Organization

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2008, includes interest earned for a deposit total of $96,341. The Penson Financial Services, Inc. agreement require the Company to maintain $100,000 on deposit. The agreement states that, at any time, Penson can require the Company to fulfill that obligation. At December 31, 2008, Penson did not require the Company to maintain a $100,000 deposit.

Note 3 - Marketable Securities, At Market

Marketable securities, at market value consist of corporate stocks. At December 31, 2008, the stocks are recorded at

their fair market value of $1,783. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as gross unrealized losses of $7,478, and gross realized losses of $1,148. The securities have a cost basis of $11,330.

Note 4 - Furniture and Equipment, Net

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$197,130	5
Less: accumulated depreciation	(189,300)	
Furniture, equipment and leaseholds, net	$ 7,830	

Depreciation expense for the year ended December 31, 2008 was $4,740.

Note 5 - Related Party Transactions

During 2008, the daughter of the owner of the Company was paid $20,121 for portfolio accounting and research services.

Note 6 - Commitments

The Company leases its office in Clearwater, Florida. As of December 31, 2008 the Company incurred $68,267 in rent expense. Effective January 1, 2009, the Company is committed to a new three year operating lease for 2,295 square feet of office space. Approximate payments of the non-cancelable operating lease are as follows:

2009	$26,393
2010	27,449
2011	28,547
Total	$82,389

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 8 - Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2008, cash balances held in this financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Going Concern

During the period 18-24 months prior to June 2008, Management analyzed the changing global economic factors that were negatively affecting the finance and securities market as it related to the Company ability to continue as a viable entity.

Beginning June 2008, Management began aggressively reestablishing its relationships with inactive institutional

clientele by providing "fundamental" short side research; the same type of research that enabled the sole shareholder to build one of the largest short-only funds back in the 1980s.

This strategy boosted income streams in August, 2008 that have continued into the present day.

As a parallel action, Management began to develop relations with new private and institutional clients, effectively adding new accounts to the firm which has generated new in revenues. Looking forward, management plans to not only strengthen these above actions but develop new strategies that will increase the volume of these revenue streams.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital in excess of its required net capital.

Note 10 - Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Note 11 - Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

Falcon Research, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2008

	2008
Net capital	
Total stockholders' equity	$ 93,054
Deductions and/or charges	
Nonallowable assets	
Petty cash	(200)
Furniture, equipment & leasehold improvements, net	(7,830)
Prepaid expenses	(11,892)
Net capital before haircuts on securities	73,132
Less: Adjustments to net capital	
Haircuts on securities	(267)
Net capital	$ 72,865
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 77,724
Accrued expenses	21,650
Total aggregate indebtedness	$ 99,374
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 6,625
Minimum net capital under rule 15c3-1(a)(2)(vi)	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$ 6,625
Excess net capital	$ 66,240
Ratio: Aggregate Indebtedness to Net Capital	1.363 to 1

See accompanying notes and independent auditor's report

Falcon Research, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Year Ended December 31, 2008

	2008
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2008 Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 41,684
Decrease in Expenses	30,000
Increase in Accounts Payable	563
Change in allowable asset	618
Net capital per audited financial statements	$ 72,865

*There were no differences between the amended focus report and the audited report

See accompanying notes and independent auditor's report

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants

5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA

■

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members,
Falcon Research, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Falcon Research, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRIMMER, BUREK & KEELAN LLP

Brimmer, Burek + Keelan LLP

Certified Public Accountants

February 27, 2009